SIMPSON THACHER & BARTLETT LLP

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March 13, 2014

VIA EDGAR

Re:	K2M Group Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted January 24, 2014
CIK No. 1499807

Amanda Ravitz

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of K2M Group Holdings, Inc. (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) the Registration Statement on Form S-1 (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comments to the Company’s draft Registration Statement on Form S-1 submitted on January 24, 2014 (the “Draft Registration Statement”) and to reflect certain other changes.

In addition, we are providing the following responses to the Staff’s comment letter dated February 20, 2014 relating to the Draft Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of the Registration Statement. Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	March 13, 2014

Overview, page 1

1.	Please revise your disclosure on pages 1 and 2 to describe briefly the types of products that you sell and identify your customers.

In response to the Staff’s comment, the Company has revised its disclosure on page 1 of the Registration Statement accordingly.

2.	Please provide us with independent objective support for all claims of improved clinical outcomes and benefits, and for the performance claims made in the first, second and sixth bullet points on page 4. Provide similar support for the market data in the section captioned “Market Opportunity” on pages 91-92. Please also tell us whether you commissioned any of this data.

In response to part one of the Staff’s comment, the Company advises the Staff that independent objective support for all claims of improved clinical outcomes and benefits, and for the performance claims made in the first, second and sixth bullet points on page 4 of the Registration Statement have been supplementally submitted to the Staff. In addition, the Company has revised its disclosure on page 88 of the Registration Statement.

In response to part two of the Staff’s comment, the Company advises the Staff that the market data in the section captioned “Market Opportunity” on pages 94-95 was obtained from an industry report by iData Research, Inc. (“iData”), a medical market research firm, that was commissioned by the Company as disclosed on page 57. The industry report prepared by iData has been supplementally submitted to the Staff. The Company respectfully notes that iData has provided a consent to being named in the Registration Statement as Exhibit 23.3.

3.	Where you compare your products, technologies and procedures to others, please revise to specify the product, technology or procedure to which you are making that comparison. Also, where you make claims in your Summary and elsewhere regarding the efficacy of your products, please revise to state, as indicated on page 17, that you do not have available long-term clinical data regarding the quality, safety and effectiveness of your marketed products.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 4, 88, 95 and 98 of the Registration Statement accordingly.

4.	Where you cite the number of product lines you have commercialized and introduced, such as in the second and third paragraphs of this section and in the fourth bullet point under “Our Competitive Strengths” on page 3, please also disclose that a significant portion of your sales in each period for which financial statements are presented is derived from the MESA line of products or products that incorporate MESA, as indicated on page 19.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 88 and 97 of the Registration Statement accordingly.

Securities and Exchange Commission	March 13, 2014

5.	Please provide us with the revenue figures to support the cited compound annual growth rate figure and explain to us why you have chosen this period rather than a more recent one.

In response to the Staff’s comment, the Company advises the Staff that it used a compound annual growth rate, or CAGR, starting from 2005 (which was the first year in which the Company generated revenue), rather than for a shorter, more recent time period, in order to demonstrate the material revenue growth generated by the Company since its inception. However, in response to the Staff’s comment, the Company has revised its disclosure on pages 2, 89 and 96 of the Registration Statement to state that the Company has grown its revenue at a CAGR of 21% between 2008 and 2013. This five-year CAGR was calculated based upon the Company’s revenue of $60.4 million in 2008 and $157.6 million in 2013.

Our Competitive Strengths, page 3

6.	We note your disclosure that you have “developed relationships” with independent sales agencies and distributor partnerships. Please revise to clarify the nature of these relationships and state whether you have entered into any agreements with these entities.

In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 96 of the Registration Statement accordingly.

Risks Related to Our Business and this Offering, page 4

7.	We refer to the risk factor disclosure at the bottom of page 49. Please revise the final bullet point under the heading to quantify the ownership stake following the offering and your utilization of the “controlled company” exemptions from corporate governance requirements.

In response to the Staff’s comment, the Company has revised its disclosure on page 5 of the Registration Statement accordingly.

Implications of Being an Emerging Growth Company, page 5

8.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

In response to part one of the Staff’s comment, the Company advises the Staff that copies of all such written communications have been supplementally submitted to the Staff.

In response to part two of the Staff’s comment, the Company advises the Staff that, to its knowledge, no such research reports have been published or distributed.

Securities and Exchange Commission	March 13, 2014

9.	Please revise here and elsewhere in your document where you describe the implications of being an emerging growth company to state that you have irrevocably elected to delay the adoption of new or revised accounting standards until those standards would otherwise apply to private companies. Also add appropriate risk factor disclosure regarding this election. In this regard, we note your disclosure in the first full sentence on page 83.

The Company respectfully submits that Section 7(a)(2)(B) of the Securities Act automatically permits an emerging growth company to delay the adoption of new or revised accounting standards until those standards would otherwise apply to private companies. The Staff has confirmed that an emerging growth company may later choose to comply with the financial accounting standard effective dates applicable to non-emerging growth companies, provided that the Company complies with the requirements of Sections 107(b)(2) and (3) of the JOBS Act. See Question 37 of the Staff’s “Jumpstart Our Business Startups Act Frequently Asked Questions—Generally Applicable Questions on Title I of the JOBS Act” (the “FAQ”) found at http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm. The Company acknowledges that if it subsequently decides to comply with the financial accounting standard effective dates applicable to non-emerging growth companies, the Company must prominently disclose such election in the first periodic report or registration statement following its decision and that such decision is irrevocable, as described in Question 37 of the FAQ.

In response to the Staff’s comment, the Company has revised its disclosure on page 55 of the Registration Statement accordingly.

Summary Historical Consolidated Financial Data, page 9

10.	We note here and throughout the filing that you have presented pro forma adjustments relating to the automatic conversion of all outstanding shares of your Series A and B preferred stock into shares of common stock. We further note from page F-22 that such conversion occurs only upon the closing of a firm commitment underwritten public offering resulting in proceeds to the company and/or the selling shareholders in excess of $100 million and the listing of the common stock on either the New York Stock Exchange, NASDAQ Global Market, or the NASDAQ Global Select Market. Please explain to us why you believe these pro forma adjustments are factually supportable by confirming to us that you presently expect the offering to meet such conditions. If management subsequently concludes the conditions may not be satisfied, please revise the filing accordingly.

While the Company’s management has only had preliminary discussions of the Company’s valuation with the underwriters, the Company currently believes that the offering will meet the conditions noted in the Staff’s comment. In the event that the Company subsequently concludes that the conditions mentioned in the Staff’s comment are not satisfied, the Company will revise the Registration Statement accordingly.

Securities and Exchange Commission	March 13, 2014

Risk Factors, page 13

11.	Please add a risk factor describing the risks related to your significant goodwill balance. We note that goodwill represented approximately 64% of your total asset balance at September 30, 2013.

In response to the Staff’s comment, the Company has revised its disclosure on pages 22-23 of the Registration Statement accordingly.

12.	We note that several of your risk factors are long and overly broad, such that they include more than one risk factor under one subheading. For instance, we note that the first risk factor beginning on page 35 and the second risk factor beginning on page 41 are two pages long, and the first risk factor beginning on page 24 is four pages long. Please revise to present each risk under a separate, more specific caption.

In response to the Staff’s comment, the Company has revised its disclosure on pages 25-29 and 37-38 of the Registration Statement accordingly.

The safety and efficacy of our products..., page 17

13.	Please revise your disclosure in the risk factor or business sections, as appropriate, to clarify why you are currently launching postmarket studies of the three products you identify. For instance, revise to indicate whether you are conducting these studies to support FDA approval of existing and/or future products, whether your decision to undertake the studies was voluntary, and why you are conducting studies for these three products but not for other products that you identify in the Business section. Also, please revise your disclosure of risks on page 4 to highlight and explain the risks concerning your lack of long-term clinical data to support the safety and efficacy of your products.

In response to the Staff’s comment, the Company has revised its disclosure on pages 5 and 17 of the Registration Statement accordingly.

Use of Proceeds, page 56

14.	Please revise the second paragraph on page 56 to disclose the approximate amounts intended for each of the purposes you identify, including the purposes identified in the final sentence of the paragraph. To the extent that any of the amounts will be paid to affiliates, such as for the repayment of stockholder notes, please identify the affiliates and quantify the portion of the proceeds that each affiliate will receive.

In response to the Staff’s comment, the Company has revised its disclosure on page 58 of the Registration Statement accordingly.

Capitalization, page 58

15.	Please remove cash and cash equivalents from your capitalization table as cash and cash equivalents are not a component of capitalization.

In response to the Staff’s comment, the Company has revised the capitalization table on page 60 of the Registration Statement accordingly.

Securities and Exchange Commission	March 13, 2014

16.	Additionally we note that you are reflecting the automatic conversion of your Series A and B Preferred shares in the “Pro Forma, as Adjusted” column. Given that it appears that these shares automatically convert on the closing of the IPO, please explain to us why these are not presented in a “pro forma” column under Article 11 of Regulation S-X.

In response to the Staff’s comment, the Company has revised the capitalization table on page 60 of the Registration Statement to present a “Pro Forma” column in addition to a “Pro Forma, as Adjusted” column.

Results of Operations, page 68

17.	Please expand your disclosure to discuss and quantify each of the significant reasons for revenue changes during each period. For example, clarify the amount of the volume growth that relates to new products or the expansion of existing customers. Please describe the new products that were launched in each period presented and quantify the impact of the launch. Please also explain how and why changes in the mix of U.S. and international revenues impacted your cost of sales.

In response to the Staff’s comment, the Company has revised its disclosure on pages 70-71 and 73-74 of the Registration Statement accordingly.

18.	Please revise to explain the reasons why gross profit margins as a percentage of sales increased during the periods presented.

In response to the Staff’s comment, the Company has revised its disclosure on has revised the disclosure on pages 71-72 and 74 of the Registration Statement accordingly.

Revolving Credit Facility, page 75

19.	We note that your revolving credit facility contains financial covenants relating to minimum Adjusted EBITDA and minimum liquidity. Please revise your filing to quantify the minimum levels required by these and any other significant covenants.

In response to the Staff’s comment, the Company has revised its disclosure on page 78 of the Registration Statement accordingly.

Contractual Obligations, page 76

20.	Please revise the table or, if appropriate, include a footnote to explain the royalty and intellectual property commitments you reference on page F-28.

In response to the Staff’s comment, the Company has revised its disclosure on page 79 of the Registration Statement to include a footnote to explain the contingent nature of the royalty and intellectual property commitments further described in the notes to the financial statements appearing elsewhere in the Registration Statement.

Securities and Exchange Commission	March 13, 2014

Excess and Obsolete Inventory, page 77

21.	We note that you record an inventory “reserve” for excess, obsolete and impaired inventory. Please confirm, if true, that your inventory policies comply with FASB ASC paragraph 330-10-35-14. Revise your filing as necessary.

In response to the Staff’s comment, the Company confirms that its inventory policies comply with FASB ASC paragraph 330-10-35-14.

22.	Additionally, we note from your disclosures on page F-15 that your inventory reserve is relatively significant compared to your gross inventory balance. Please expand your MD&A disclosures to explain in greater detail the factors that contribute to the large inventory reserve. If sales of impaired inventory have impacted your gross margins please quantify this effect in your cost of sales discussion.

In response to the Staff’s comment, the Company has revised its disclosure on page 80 of the Registration Statement to describe the factors that contribute to the Company’s inventory reserve in greater detail.

Stock-Based Compensation, page 78

23.	We note that in determining the fair value of your common stock you considered a combination of valuation methodologies including discounted cash flows, market and transaction approaches. Please progressively bridge for us the fair value per share determinations in each valuation to the current estimated IPO price per share. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

The Company acknowledges the Staff’s comment and advises the Staff that once the Company is in a position to provide an estimated offering price range, the Company will provide an analysis to bridge the fair value per share determinations resulting from each valuation methodology with the anticipated IPO price.

Overview, page 85

24.	Please refer to Regulation S-K, Item 101(a) and revise to describe the general business of the registrant during the past five years. In this regard, please revise to describe your August 2010 merger transaction and amendments, which are referenced on page F-14. Please also file the merger agreement, all amendments to the merger agreement and the Management Services Agreement as exhibits pursuant to Regulation S-K, Item 601. Also, please describe the material terms of all applicable transactions with your Sponsor, including those relating to the merger, pursuant to Regulation S-K, Item 404(a).

In response to part one of the Staff’s comment, the Company has revised its disclosure on page 89 of the Registration Statement accordingly.

In response to part two of the Staff’s comment, the Company has revised the Exhibit Index of the Registration Statement to include the merger agreement, all amendments to the merger agreement and the Management Services Agreement, each of which will be filed as an exhibit to a future pre-effective amendment to the Registration Statement.

Securities and Exchange Commission	March 13, 2014

In response to part three of the Staff’s comment, the Company has revised its disclosure on pages 132-133 of the Registration Statement accordingly.

Our Products, page 95

25.	Please provide product class disclosure for the full period required by Regulation S-K Item 101(c)(1)(i).

In response to the Staff’s comment, the Company has revised its disclosure on pages 97 and 101 of the Registration Statement accordingly.

Product Pipeline, page 100

26.	Please revise to discuss the FDA regulatory status of the products you identify, including whether you have submitted investigational device exemption and/or 510(k) notification applications.

In response to the Staff’s comment, the Company has revised its disclosure on page 103 of the Registration Statement accordingly.

Intellectual Property, page 103

27.	Please refer to Regulation S-K, Item 101(c)(1)(iv) and revise to discuss material licenses and royalty agreements, including those identified on pages 28-29 and on page 43. Describe the material terms of these agreements, including the provisions that may require you to reassign rights back to the original assignor. Please also file all of the license, development and royalty agreements you disclose on these pages as exhibits pursuant to Item 601(b)(10) of Regulation S-K or provide us an explanation of why they are not material.

In response to part one of the Staff’s comment, the Company has revised its disclosure on pages 106-107 of the Registration Statement.

In response to part two of the Staff’s comment, the Company has revised the Exhibit Index of the Registration Statement to include all of the license, development and royalty agreements discussed in the Registration Statement, each of which will be filed as an exhibit to a future pre-effective amendment to the Registration Statement.

Reimbursement Overview, page 110

28.	We refer to your disclosure on page 81 indicating that insurer pushback questioning the medical necessity of certain degenerative procedures has been one of the most important factors in determining the fair value of your common stock. We also note your disclosure indicating that degenerative procedures typically receive lower rates of coverage relative to complex spine procedures. Please tell us which degenerative procedures generate reimbursement pushback and indicate whether insurers typically do not reimburse, or provide materially less reimbursement, for any of the degenerative spine technologies that you identify on pages 99-100.

Securities and Exchange Commission	March 13, 2014

In response to the Staff’s comment, the Company respectfully submits that in its experience insurance companies are less likely to approve patients for surgery prior to a degenerative procedure as compared to most complex spine procedures. This pushback typically results in a denial of coverage by the insurance company before the procedure ever takes place rather than an impact on the amount of reimbursement an insurance company will provide after a surgery is completed. The Company believes this pushback is attributed to the fact that current techniques to identify the source of a patient’s degenerative back pain are imprecise and insurance companies typically require a confirmed diagnosis of degenerative disc disease in order to approve coverage for such a procedure before it takes place. This pushback can occur with any procedure that uses the Company’s degenerative products and the Company has revised its disclosure on page 84 to clarify that such denial-of-coverage issues are not limited to “certain” degenerative procedures.

Management, page 112

29.	We note your disclosure at the bottom of page 126. Please tell us why you do not identify Lane Major in this section pursuant to Item 401(b) or (c) of Regulation S-K.

The Company respectfully submits that Mr. Lane Major is not required to be disclosed in this section of the Registration Statement pursuant to Item 401(b) or (c) of Regulation S-K. Although he is an important member of the Company’s team, Mr. Lane Major is not in charge of a principal business unit, division or function and does not perform a policy making function for the Company. The Company’s President and Chief Executive Officer is in charge of the Company’s global product development, design and marketing efforts and has ultimate decision-making authority with respect to such matters at the Company. The Company has revised its disclosure on page 133 of the Registration Statement to remove any implication that Mr. Lane Major is in charge of a principal business unit, division or function or has policy making authority at the Company.

30.	Please revise to disclose the dates of Messrs. Pelak’s and Queally’s employment with identified entities.

In response to the Staff’s comment, the Company has revised its disclosure on pages 118-119 of the Registration Statement accordingly.

31.	We note your references on pages 101 and 112 to a Board of Scientific Advisors. Please expand your disclosure to describe the board, its function, and its composition. Indicate what actions the board may take and whether it may act independently of your board of directors. Please also disclose how members are compensated for their service on the board, how such compensation is determined, and whether there are any compensation agreements in place.

In response to the Staff’s comment, the Company respectfully submits that its Board of Scientific Advisors is an advisory body composed of spine surgeons that helps the Company in the product development process. The Board of Scientific Advisors does not have any

Securities and Exchange Commission	March 13, 2014

governing authority at the Company, cannot act independently of the Company’s Board of Directors and is overseen by management. The members of the Board of Scientific Advisors are compensated pursuant to written agreements with the Company. These written agreements provide for compensation on an hourly-basis for time spent on Company projects and may entitle such surgeons to royalties if they are named as an inventor on a patent application submitted by the Company. The Board of Scientific Advisors is one of a number of product development teams at the Company and the Company has revised the disclosure on page 104 of the Registration Statement to remove references to the Board of Scientific Advisors and more generally discuss its collaboration with spine surgeons during the product development process.

Principal and Selling Stockholders, page 124

32.	Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to your shares held by WCAS and by FFC.

In response to the Staff’s comment, the Company has revised its disclosure on pages 130-131 of the Registration Statement to disclose the natural persons who exercise shared voting and dispositive powers with respect to shares of the Company held by WCAS and FFC.

33.	Please tell us why you believe you need not provide the tables required by Regulation S-K Item 403 with regard to your preferred stock. Also tell us (1) which beneficial owners are not identified in your prospectus as a result of those tables not being included, and (2) whether you had transactions involving those unidentified owners or their immediate family members that should be disclosed pursuant to Regulation S-K Item 404 given instruction 1.b of Item 404.

In response to the Staff’s comment, the Company advises the staff that all of the Company’s Series A Preferred and Series B Preferred will be automatically converted to shares of the Company’s common stock upon consummation of the offering. As a result of the automatic conversion, there will be no preferred stock of the Company outstanding upon consummation of the offering. Accordingly, the Company believes that providing the tables referenced in Regulation S-K Item 403 with regard to its preferred stock would not be meaningful to investors.

The Company further advises the Staff that there are no beneficial owners who are not identified in the Registration Statement as a result of such tables not being included in the Registration Statement.

Certain Relationships..., page 126

34.	Please disclose the interest rate and any other material terms of all Shareholder Notes referenced in this section.

In response to the Staff’s comment, the Company has revised its disclosure on page 133 of the Registration Statement to disclose the interest rate and other material terms of the Shareholder Notes.

Securities and Exchange Commission	March 13, 2014

35.	Please disclose the amount of accumulated and unpaid dividends that will be paid to each of your related parties. Please also identify the entity affiliated with Mr. Ranelli to which you issued shares of Series B preferred stock in 2012.

In response to the Staff’s comment, the Company has revised its disclosure on page 133 of the Registration Statement accordingly.

Revenue Recognition, page F-12

36.	We note that your international sales outside of your direct markets are transacted with independent distributors who then resell the products to hospital customers. Please explain to us if you offer any incentives to your distributors such price protection, price concessions, return rights, allowances, etc. If applicable please explain how you account for these provisions.

In response to the Staff’s comment, the Company advises the Staff that it does not provide price protection, price concession or similar incentives to its distributors. Independent distributors are permitted to return a product only in the event that it is defective. The Company has an extensive quality control process which it performs on its medical devices prior to their shipment to the distributors and as such has a limited return history related to defaults. During the year ended December 31, 2013, the Company had no returns as a result of defective products. Given its history, the Company does not provide an allowance for such returns at the time of sale but monitors such experience on a regular basis in the event that its experience changes.

37.	As a related matter we note from your disclosures on page 65 that you provide support services to your distributors’ end customers. Please explain how the performance of these services affects your revenue recognition for sales to distributors. Also, please explain to us how you account for the costs related to these services.

In response to the Staff’s comment, the Company advises the Staff that the types of support services that may be provided to surgeon customers of our international distributor partners referred to in the Registration Statement may include product training, medical education and engineering expertise. These services are provided at the Company’s discretion to facilitate the customers’ usage and understanding of the products benefits and features. The Company is not contractually obligated (written, oral or implied) to perform these activities and these activities are not contractually required under the respective distributor agreements. The Company expenses costs to provide these activities as they are incurred.

Note 10 - Redeemable Convertible Preferred Stock, page F-20

38.	We note that your Series A Preferred and Series B Preferred shares are redeemable at the greater of (1) accrued value or (2) fair market value. We further note that the fair value was determined by the Company’s board of directors. Please explain to us the methodology used and any significant assumptions used in determining the fair market value of your preferred shares.

Securities and Exchange Commission	March 13, 2014

In response to the Staff’s comment, the Company advises the Staff that its Board of Director’s determination of the fair value of the Series A Preferred and Series B Preferred as of December 31, 2012 and 2013 was based on the results of contemporaneous independent third-party valuations. A hybrid method was used in estimating the fair value of the Company’s preferred stock at December 31, 2013, which was also used to value the Company’s common stock. The hybrid method is a hybrid between the Probability-Weighted Expected Return Method (PWERM) and an Option Pricing Model (OPM), estimating the probability-weighted value across multiple scenarios but using an OPM to estimate the allocation of value within one or more of those scenarios.

The hybrid method was considered the most appropriate method based on the following considerations: (i) the Company’s plans for an IPO, (ii) the Company’s potential growth opportunities, (iii) the anticipated time to a liquidity event or IPO and (iv) the Company’s capital structure.

Under this approach, the fair values of four scenarios were weighted as follows:

	Weighting	Exit Horizon
Initial Public Offering	60.0%	1 year
Remain Private	25.0%	5 years
Strategic Acquisition	10.0%	3 years
Liquidation	5.0%	6 months

•	Under the IPO scenario, the scenario assumed the closing of a $150 million IPO. The pre-IPO value of equity was discounted back to present value to determine a range of the pre-IPO present value of equity. This value was then allocated to each class of equity on an “as-if-converted” basis due to the preferred shares being converted upon an IPO.

•	Under the Remain Private scenario, a discounted cash flow methodology and a guideline public company methodology were utilized. In the discounted cash flow method, there was an assumption of a $55 million equity investment. Cash flows were discounted to arrive at the present value of the Company’s equity for the discrete period. A Gordon Growth model was used to estimate the terminal value, which was then discounted back to the present value. The present value of the discrete period and the terminal period were summed to help estimate the present value of the Company’s equity.

In the guideline public company method, an enterprise/revenue multiple for three different periods (next twenty four months, next twelve months and trailing twelve months) was utilized to help estimate a range of values. Using the guideline public company method, the aggregate equity value, if the Company were to remain private, was estimated.

An equal weighing on the discounted cash flow to equity method and the guideline public company method was made based on the relative proximity of the indicated equity values and additional consideration given to any indication based on a direct investment in a company between related parties.

Securities and Exchange Commission	March 13, 2014

The equity value was then allocated to each equity class based on a Black Scholes Option Pricing Model. Key assumptions included:

•	Timing of expected liquidity event – The expected date of the liquidity event was estimated based on management projections and an analysis of market conditions. The liquidity event in this scenario was five years from the December 31, 2013 valuation date (the “Valuation Date”).

•	Discount rate – A risk-free rate of 1.75% was utilized based on observed yields on U.S. Treasury Securities with a maturity similar to the term to the liquidity event.

•	Expected volatility – The expected volatility was based upon an analysis of guideline public companies and other factors specific to the Company.

•	Discount for lack of marketability (“DLOM”) – A DLOM was also required to reach fair value as minority holders of K2M equity have no access to an active public market for their shares and cannot force registration to create marketability. The valuation firm utilized the Corrected Finnerty Option Pricing Model for a put option and calculated a DLOM of 15% for common stock and common stock options.

•	The Strategic Acquisition scenario assumed there would be a strategic sale of the Company by the end of 2016 with an exit multiple of 3.25x revenue. The resulting cash flows were discounted to present value. The sum of discrete period cash flows and present value of terminal cash flows equaled the equity value under this scenario.

The equity value was then allocated to each equity class based on a Black Scholes Option Pricing Model. Key assumptions included:

•	Timing of expected liquidity event – The expected date of the liquidity event was estimated based on management projections and an analysis of market conditions. The liquidity event in this scenario was three years from the Valuation Date.

•	Discount rate – A risk-free rate of 0.78% was utilized based on observed yields on U.S. Treasury Securities with a maturity similar to the term to the liquidity event.

•	Expected volatility – The expected volatility was based upon an analysis of guideline public companies and other factors specific to the Company.

•	DLOM - The valuation firm utilized the Corrected Finnerty Option Pricing Model for a put option and calculated a DLOM of 10% for common stock and common stock options.

•

The Liquidation scenario estimates the liquidation value for the Company, in the event that the Company was to liquidate as of the Valuation Date. Based on the December 31, 2013 consolidated balance sheet, the book value of the assets was discounted based on

Securities and Exchange Commission	March 13, 2014

guideline recovery rates to arrive at gross recovery proceeds. The unidentified intangible assets were analyzed by applying the Relief from Royalty Method to the current intellectual property of the Company as estimated by a run off of current revenue. Based on the comparable royalty licenses observed in the industry, a royalty rate of 5% was applied. Next, estimated leakage in the form of wind down expenses as a percentage of gross recovery proceeds to arrive at net recovery proceeds was subtracted. Using an assumed average recovery period of six months and a discount rate that relied on the U.S. Treasury rates of a similar maturity, the net recovery proceeds were present valued to arrive at an estimated liquidation value for the Company as of the Valuation Date.

Under this approach, the value was allocated based on economic rights and preference of the equity classes utilizing a current value method approach.

Note 11 - Stock-based Compensation and Stock Options, page F-23

39.	We note that for determining the expected volatility you relied on the volatility of a number of similarly situated public companies, along with other factors deemed relevant by management. Please provide to us the names of the companies you considered peer companies for purposes of determining the volatility assumption, the volatility of each, and tell us how you concluded that each company was similar to you in terms of industry, stage of life cycle, size, and financial leverage. Refer to ASC 718-10-55-25.

In response to the Staff’s comment, the Company advises the Staff that as the Company is a nonpublic entity, management considered the provisions of ASC 718-10-55-25 in exercising judgment to estimate expected volatility. This included developing an estimate of expected volatility based on similar public companies rather than using the volatility of an index. In determining a reasonable estimate, we considered the population of public medical device companies. While similar in industry, we excluded large medical device companies such as Johnson and Johnson, Medtronic, Zimmer, and Stryker as they are dissimilar in most all other characteristics. Due to consolidation in the industry over the years and a weak public equity market prior to 2013, this left a small population of publicly traded medical device companies that have been trading for greater than 1 year to consider in estimating volatility. The companies that we considered as peer companies for purposes of estimating the Company’s volatility over the expected average life of the option are: Exactec, Nuvasive and Globus Medical.

The volatility percentage is based on each company’s month-end closing stock price over the shorter of a seven year period or the public trading history of the companies ending on December 31, 2013.

Volatility %
Exactec	30.4%
Nuvasive	52.3%
Globus Medical	35.8%

Securities and Exchange Commission	March 13, 2014

The Company considered the following characteristics to identify that each public company had similar attributes to it:

•	Industry – The Company is a global medical device company focused on the design and commercialization of surgical technologies for the treatment of patients suffering from spinal disorders. The medical device industry, and spine implant market in particular, is a highly competitive industry with intense competition. The Company chose medical device companies focused on the design, development and commercialization of products for the surgical treatment of spine disorders and have devices or treatment alternatives that compete directly with the Company’s products.

•	Stage of life cycle – The Company has a portfolio of commercialized products consisting of exclusive and non-exclusive complex spine and MIS technologies and techniques and generates revenue in the United States and from more than 27 countries globally. The comparable publicly traded companies selected also have commercialized products and generate revenue in the United States and numerous countries internationally.

•	Size and Financial Leverage –

(in millions)	December 31, 2013
Company Name	Revenue	Debt	Total Liabs	Equity*	Debt to Equity	TL to Equity
K2M	$158	$43	$92	$203	0.21	0.45

Peer Group
Exactec	237	39	69	192	0.20	0.36
Globus Medical	434	—	94	472	—	0.20
Nuvasive	685	346	575	605	0.57	0.95
Range	$237-$685	$0-$346	$69-$575	$192-$605	0.00 to 0.57	0.20 to 0.95

*	Includes preferred stock

The Company considered the comparable publicly traded companies’ revenue, debt, total liabilities and equity in evaluating size and financial leverage. For the year ended December 31, 2013, the Company’s total revenue was approximately $158 million. For the year ended December 31, 2013, the total revenue for the comparable publicly traded companies ranged from $237 million to $685 million. Although the Company’s revenue is below the range of the comparable companies, the Company believes its revenue is generally comparable given the type of revenue generated and the similarity of the liability and equity statistics to that of its peers. The Company notes that Globus Medical has no outstanding debt. The Company determined it was appropriate to include this company in its comparable company group given similar life cycle and industry statistics.

This methodology has been consistently applied by management.

40.	Additionally please explain to us other factors that management considered in determining its expected volatility assumption.

In response to the Staff’s comment, the Company advises the Staff that in determining the appropriate peer group for use in estimating expected volatility, the Company excluded

Securities and Exchange Commission	March 13, 2014

publicly-traded companies with revenue in excess of $1.0 billion, based upon the Company’s belief that these companies have significantly greater financial, technical, marketing and other resources.

In addition, the Company evaluated whether companies with recent initial public offerings should be added to its peer group. This included LDR Holding (IPO in October 2013). Although the industry and life cycle stage of this company was similar to the Company, the Company did not believe there was sufficient trading history to include this company within its peer group as of December 31, 2013.

Exhibits

41.	Please file your 2006 Stock Option and Grant Plan and your 2010 Equity Award Plan. Also, we note your risk factor disclosure at the bottom of page 23 concerning your existing lease. Please refer to Regulation S-K, Item 601(b)(10)(ii)(D) and file the lease as an exhibit.

In response to the Staff’s comment, the Company has revised the Exhibit Index of the Registration Statement to include the Company’s 2006 Stock Option and Grant Plan, the Company’s 2010 Equity Plan, the Company’s 2010 Independent Agent Stock Option Plan and the Company’s existing lease, each of which will be filed as an exhibit to a future pre-effective amendment to the Registration Statement.

* * * * * * *

Please do not hesitate to call Ken Wallach at (212) 455-3352 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission

Eric Atallah

Lynn Dicker

Joseph McCann

Mary Beth Breslin

K2M Group Holdings, Inc.

Eric D. Major

Gregory S. Cole

Luke Miller

Latham & Watkins LLP

Rachel Sheridan

Jason M. Licht